EXHIBIT 99.1

Midroog Ltd. Ratifies its "Baa1" Rating for Internet Gold’s Debentures

Internet Gold – Golden Lines Ltd. (the “Company”) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”), ratified its "Baa1/Negative" rating for the Company’s Series B and C Debentures.

In its credit rating report, Midroog noted the improvement in the Company's liquidity during the last months. Midroog noted that despite the significant rise in the stock price of the Company’s subsidiary, B Communications Ltd. (“BCOM”), during the past 12 months, it believes that our Company’s leverage ratio remains high and limits the Company’s financial flexibility.  Midroog noted, on the other hand, that the Company may have financial flexibility due to the fact that the Company's assets are not subordinated to any existing liens. Midroog also noted that the absence of existing liens and financial covenant restrictions further contributes to the Company’s financial flexibility.

Midroog noted that the rating is supported by the strong financial profile of our base asset, Bezeq - The Israel Telecommunications Corp., Ltd. (with a rating of Aa2 St.), the largest and leading communication company in Israel, which is expected to continue to produce steady cash flow to support our debt obligations.
Midroog added that the rating reflects the Company’s liquidity level, as well as higher probability for dividend distributions by BCOM in the short and medium term after it has achieved a positive surplus during 2013. Midroog identified as a negative factor the current debt structure of the Company and  its future need for additional liquidity resources.

The above description of Midroog’s report is only a summary of the main points and it should not be relied upon as a complete description of the full report. The full and final report can be viewed at http://maya.tase.co.il.

Doron Turgeman, the Company CEO responded to the rating decision, “We respect Midroog’s rating decision, which clearly reflects the Company's stability and its good financial condition. Our liquidity balance is certainly sufficient to meet our debt obligations through 2014 and according to our estimates and work plans it will be sufficient well into 2015. We will carry on our efforts to increase our cash flow balances and to improve the repayment schedule of the Company’s debt.”

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.